Filed by Patterson-UTI Energy, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 1-37988

The following is a transcript of a video which was distributed to employees of NexTier Oilfield Solutions Inc. on July 25, 2023:

Robert Drummond:

Hello everyone, thank you for tuning in. I’m Robert Drummond, President and CEO of NexTier Oilfield Solutions.

It’s been just over a month since we announced our proposed combination with Patterson-UTI. I’m as energized today as ever about the future of our combined company. And I couldn’t be more pleased with the work the team is doing by continuing to operate safely and efficiently for our customers.

I am joined today by Andy Hendricks, Patterson-UTI’s President and CEO, and the future President and CEO of the combined Patterson-UTI and NexTier. He will share some perspective about the combination and what we expect as we move ahead towards the close of the transaction. Andy and I have known each other for many years. I respect his operational expertise, his leadership and his passion for our industry and its workers. Not only do we share a similar leadership approach, but we are also aligned in our vision for the future of our industry. Most of all, I admire Andy’s commitment to his employees and to building a culture where our team can flourish. I cannot think of a better leader for our combined business.

Andy Hendricks:

Thanks, Robert.

I’ll start by saying I share Robert’s excitement about the future of our companies together. I am confident that Patterson-UTI and NexTier are the right fit for each other because of our dedicated teams and our commitment to delivering for our customers. I am thrilled to have the chance to speak with you all about this landmark transaction and to share some thoughts on what Patterson-UTI and NexTier can create together. First, let me share a little bit more about myself.

I’ve been living and breathing this business for more than 30 years around the world, and I’ve had the opportunity to participate in almost every corner of the oil and gas industry. I joined Patterson-UTI in 2012 as Chief Operating Officer and was appointed to CEO later that year. Before joining Patterson-UTI, I spent 24 years with Schlumberger where I had the opportunity to learn the business from the bottom to the top in different parts of the world. I joined Schlumberger working in field support positions in the US, Venezuela, Canada and France. I then worked my way through management roles, serving as VP and Geomarket Manager of the Western US, as VP of the Subsea division and eventually President of the Drilling & Measurements division. Along the way I learned that collaboration and communication are key to success in our business, and that good ideas can come from anywhere.

I also learned the importance of empowering and supporting those close to our customers – our employees in the field. This means emphasizing safety and caring for each other and also investing in innovation to make sure we have solutions that address our customers’ needs for today and also to anticipate what they’re going to need tomorrow. These learnings have been the foundation to my approach as I’ve worked with our team to transform Patterson-UTI over the last several years.

But enough about me, I’m here to talk to you about bringing our two great companies together and what we can expect down the line.

To start, Patterson-UTI pursued this transaction because of how much we admire your business and the tremendous team you all have at NexTier. We also believe our capabilities are very complementary. As Robert said, our companies have very similar values and cultures. Like NexTier, Patterson-UTI is built on a culture of safety, innovation and operational excellence. Most importantly, our businesses are both centered on the belief that our people are the key to our success. This transaction is about bringing together what I believe are the two most talented teams in the industry to build on the accomplishments of both of our companies.

As I said, I’ve always focused on ensuring that our people have the resources and support they need to reach their full potential and better serve our customers. As we move forward in our integration planning work, we are focused on building an organization and culture that carries on these values. This means the combined company will continue to invest in our employees and strengthen our talent pipeline with employee development programs for our entire team. This also means combining the best practices of both organizations, so we are positioned to work seamlessly together to remain at the forefront of our industry. Ultimately, we expect that this transaction will create new and exciting opportunities for employees of both NexTier and Patterson-UTI as we grow together.

I hope you share my excitement about our future and the opportunities ahead. I am confident that together, Patterson-UTI and NexTier will create an industry leader positioned for incredible success. My goal is to do everything in my power to help us unlock this potential. And I’m honored to have this opportunity to lead this tremendous team, and I can’t wait to see what we can accomplish together.

With that, I’ll turn it back to Robert.

Robert Drummond:

Thank you, Andy.

I want to echo Andy’s sentiment – I am confident that our combined business will be positioned to do incredible things. I do not think we could have selected a better partner to address the future. I hope you are as excited as I am, we are in the next chapter for this team. Thank you for everything you do for our business and our customers. Thank you, Andy.

Andy Hendricks:

Thanks, Robert.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s and NexTier’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding Patterson-UTI’s and NexTier’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s and NexTier’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. The statements include, without limitation, projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Patterson-UTI’s and NexTier’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and cash flow, accretion, business and employee opportunities, capital return policy, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Patterson-UTI’s and NexTier’s control. These factors and risks include, but are not limited to, adverse oil and natural gas industry conditions; global economic conditions, including inflationary pressures and risks of economic downturns or recessions in the United States and elsewhere; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI’s and NexTier’s services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI’s and NexTier’s services; the impact of the ongoing conflict in Ukraine; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI or NexTier do not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; public health crises, pandemics and epidemics; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions; availability of capital and the ability to repay indebtedness when due; our return of capital to stockholders; stock price volatility; and compliance with covenants under Patterson-UTI’s and NexTier’s debt agreements; and other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Patterson-UTI’s and NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Patterson-UTI’s and NexTier’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s or NexTier’s SEC filings, both of which are available through the Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov, or with respect to Patterson-UTI’s SEC filings, Patterson-UTI’s website at http://www.patenergy.com, or with respect to NexTier’s SEC filings, NexTier’s website at https://nextierofs.com. Patterson-UTI and NexTier undertake no obligation to publicly update or revise any forward-looking statement.

Important Information for Stockholders

In connection with the proposed transaction, Patterson-UTI has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. The information in such registration statement is not complete and may be changed. Each of Patterson-UTI and NexTier also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. After the registration statement is declared effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

Participants in the Solicitation

Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 11, 2023, Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023, and Patterson-UTI’s amendment to its Annual Report on Form 10-K/A, which was filed with the SEC on July 17, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.